Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
July 3, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP Post-Effective Amendment No. 2 to Registration Statement on Form S-4 File No. 333-126068 Filed November 4, 2005
     Ladies and Gentlemen:
     Set forth below are the responses of Ensource Energy Income Fund LP (the “Partnership”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 23, 2006, with respect to the above referenced filing. All page references are to the version of Post-Effective Amendment No. 2 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very truly yours,

/s/ G. Michael O’Leary
G. Michael O’Leary

MEMORANDUM
General
1.	Please provide updated disclosure in each amendment. For example, provide updated information regarding the premium, if any, to be paid to unitholders in the cash tender offer for their units as of the most recent practicable date. In this regard, we note your indication in the press release you issued on May 15, 2006 that the “revised offer will allow current NGT unitholders the opportunity to sell their units at a 14.3% premium to the average closing price for the past 30 trading days....” In making such statements, please clarify whether you are specifically referring to the cash tender offer.

Response: We have provided updated disclosures in the Amendment. Specifically, we have updated the time-sensitive information or provided blanks in which to ultimately include such information, e.g., the market value of the zero coupon Treasury bonds, the receipt of distributions from NGT for the quarter ending June 30, 2006 and information regarding the premiums.

2.	There are significant and material changes to the terms and consequences of the offer to investors included in your amended registration statement. For example, we note that in addition to the added cash tender offer component of the offer, there is an increase in the minimum contribution condition of the general partner, new investors in the general partner which have rights to appoint directors to the board of the general partner, and the addition of a significant shareholder, Third Point Partners, LLC, who has agreed to contribute in exchange for security ownership in the company, $71.5 million to the company. Although such disclosure is included in various sections of the prospectus, the information should be clearly and concisely presented in the forefront of the prospectus. Revise your disclosure to include a recent developments section that delineates in a concise format, the material changes to the offer that are reflected in the post-effective amendment.

Response: We have included in “Questions and Answers About the Offer and Second-Step Merger” a question and answer addressing the material changes to the Offer, as well as changes in the structure of the Partnership and General Partner. Additionally, we have included at the very front of the “Summary” section a “Recent Developments” subsection that addresses the same points.

3.	In an appropriate place in your prospectus, please remind unitholders who have already tendered of their ability to withdraw and of their obligation to re-tender if they wish to take advantage of the cash offer. In doing so, please tell them of the consequences of taking no action.

Response: We have included in “Questions and Answers About the Offer and Second-Step Merger” a question and answer that addresses whether previously tendered depositary units may be withdrawn and the consequences of taking no action.

Cover Page
4.	Consistent with the requirements of Item 501 of Regulation S-K, please revise your cover page so that it constitutes only one page. Further, revise to provide clear and concise disclosure on the cover page that discloses by way of an example, the consideration a hypothetical unitholder would receive on a per unit basis assuming the minimum tender offer condition was met and (1) assuming unitholders tendered solely in the cash offer and non tendered units with respect to the exchange offer and (2) assuming unitholders tendered solely in the exchange offer and none tendered with respect to the cash offer.

Response: We have revised the cover page so that, once the definitive version is printed without the legend and “subject to completion” line, it will constitute only one page. While we have added the requested hypothetical in “Questions and Answers About the Offer and Second-Step Merger,” we were unable to fit such disclosure on the cover of the prospectus.
Questions and Answers, page 1
“Who is Ensource Energy LLC . . .” page 6
5.	We note disclosure on page 6 that indicates the former General Partner was dissolved on May 11, 2006 following the acquisition by your current General Partner, Ensource Energy LLC. Please advise us of the reasons for the change in ownership structure and dissolution. We may have further comment.

Response: The changes were made in response to the prior investors’ desire to extinguish the entity of which they were a part, and the desires of Lehman Brothers, the initial new investor in the General Partner, for the General Partner to be a limited liability company rather than a limited partnership. We have included in the “Recent Developments” subsection of the “Summary” an explanation of the reasons for the change in ownership structure and dissolution of the Partnership’s prior general partner. This same explanation also appears in the first question of “Questions and Answers About the Offer and Second-Step Merger.”
“What Will I Receive . . .” page 11
6.	Revise the hypothetical provided to disclose the amounts receivable by a unitholder who chooses solely to participate in the exchange offer and tenders none of its units in the cash offer, as your example currently refers to a unitholder who tenders into the cash offer.

Response: We have revised the hypothetical in this subsection and throughout the document to contemplate the depositary unitholder who chooses solely to participate in the exchange offer and tenders none of its units in the cash offer.

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Summary, page 32
7.	Clarify and simplify the diagram provided. Specify the percentage of ownership interests held by each of the parties referenced in the diagram. For example, information regarding the General Partner’s interest relative to the interests held by the Ospraie and Lehman parties remains unclear insofar as it is not clearly connected to the partnership. Also, rather than noting that Third Point will own 2,304,839 limited partner units, specify the percentage of units this would represent. Disclose in footnotes any assumptions made.

Response: We have revised the diagram to depict Lehman and the Ospraie Parties as another level of ownership of the General Partner. Additionally, we have added percentages to represent the ownership of each of the groups of owners. Finally, we have added a footnote “(d)” to describe the warrant and the General Partner’s ownership percentage upon exercise of such warrant.
The Offer, page 93
Conditions of the Offer, page 101
8.	We note that you have removed the escrow account for the General Partner’s contributions and that the offer appears to be subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five business days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise of your intent in this regard. We may have further comment.

Response: We respectfully submit that since the funding of the contributions referred to under the bullet point “contribution condition” under the caption of the prospectus entitled “The Offer — Conditions of the Offer” are fully committed subject only to customary conditions, a material change to the Offer will not occur that would require that not less than five business days remain before expiration or that it be extended. As we discussed with Melissa Campbell Duru and Mara Ransom of the Commission’s staff on June 29, 2006, the contributions are committed to be made under previously executed definitive documents, and the conditions to funding of the contributions are only those that would apply in the event funds were sourced under a committed credit facility. In particular, funding of the contributions referred to under bullet point “contribution condition” in the section entitled “The Offer — Conditions of the Offer” are committed, subject only to the following:
•	the satisfaction of the other conditions to the Offer referred to under the caption “The Offer — Conditions of the Offer;”

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•	the representations and warranties made by the General Partner, the Partnership and Messrs. Smith and Eubank to the contributing parties at the time of signing the previously executed definitive documentation being true and correct at funding (that is, a “bring-down” of representations and warranties to the funding date, similar in all respects to “bring-down” conditions in a committed credit facility to fund a tender offer); and
•	the Partnership, the General Partner and Messrs. Smith and Eubank shall have complied or performed with the covenants required agreed to at the time the definitive documentation was entered into that were to be complied with or performed prior to funding (that is, similar “bring-down” conditions to funding as would be in a committed credit facility that requires compliance with covenants regarding specified pre-funding matters (such as compliance with laws and no fundamental changes prior to funding without lender approval)).
As a result, the conditions to which the contributions are subject are only those specifically referred to under the caption “The Offer — Conditions of the Offer” and those that are consistent with a committed credit facility the proceeds of which would be used to fund a tender offer. As a result, we respectfully submit that the contribution condition does not result in the Offer other than fully financed.
Schedule TO
9.	Supplementally advise us why you did not include Third Point Parties, Lehman and the Ospraie Parties as bidders in connection with the exchange offer, considering they are providing financing for the Offer and, at least with respect to Lehman and the Ospraie Parties, appear to have significant control over the General Partner. Please refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000).

Response: We plan to respond to your comment number 9 under separate cover. As this comment deals only with the bidders noted on the Schedule TO, it should not delay progress on the Form S-4.

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